FORBES ENERGY SERVICES LTD.

3000 South Business Highway 281

Alice, Texas

(361) 664-0549

May 14, 2018

H. Roger Schwall

Assistant Director

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Forbes Energy Services Ltd
Registration Statement on Form S-1
Filed February 2, 2018
File No. 333-222852

Ladies and Gentlemen:

Set forth below are the responses of Forbes Energy Services Ltd. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 22, 2018, with respect to Registration Statement on Form S-1, File No. 333-222852, filed with the Commission on February 2, 2018 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

General

1.	We note that you have included two prospectuses in this registration statement: one for the resale offering by the selling stockholders and another one for the offering by the company. Please tell us whether you intend to use both prospectuses concurrently in the same format as filed, with the prospectus for the offering by the company showing only the pages that differ from the prospectus for the resale offering. To the extent that both prospectuses are used concurrently or the offering is comprised of both sales by selling stockholders and sales by the company in a combined prospectus, as indicated in the last sentence of the Explanatory Note, please tell us how you will inform investors whether they will be investing in the public offering by the company, in which case the company would receive the proceeds, or in the resale offering.

Securities and Exchange Commission

May 14, 2018

RESPONSE:

The Company acknowledges the Staff’s comment and is including in Amendment No. 1 to the Registration Statement alternative pages to be used if sales are to be made in the same offering by both the Company and the Selling Stockholder. This alternative prospectus would be used for an offering by both rather than using two different prospectuses in the same offering. Those pages for the combined offering will inform investors about which proceeds would be received by the Company and which proceeds would be received by the Selling Stockholders.

2.	Please update your executive compensation disclosure to include the information required by Item 402 of Regulation S-K for your fiscal year ended December 31, 2017. For guidance, refer to Question 117.05 of Regulation S-K Compliance and Disclosure Interpretations.

RESPONSE:

The Company acknowledges the Staff’s comment and notes that the Company’s 2018 Proxy Statement, which was filed on May 1, 2018, includes the Company’s latest executive compensation disclosures required by Item 402 of Regulation S-K.

3.	Since your registration statement includes a prospectus relating to the resale offering by the selling stockholders and a prospectus relating to the offering by the company, and such offers may be concurrent, please expand your disclosure at page 3 to reflect the number of shares outstanding after giving effect to the offering by the company of 5,000,000 shares and at page A-3 to give effect to the resale offering by the selling stockholders of 3,433,254 shares.

RESPONSE:

The Company acknowledges the Staff’s comment and has made the requested disclosures in the combined prospectus on new page B-3 of Amendment No. 1 to the Registration Statement.

Selling Stockholders, page 11

4.	Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the shares beneficially owned by Pacific Investment Management Company LLC and Solace Forbes Holdings, LLC, or tell us why you do not believe this disclosure is required. See Item 507 of Regulation S-K. For additional guidance, refer to Question 140.02 of Regulation S-K Compliance and Disclosure Interpretations.

RESPONSE:

The Company acknowledges the Staff’s Comments and has added the additional information referenced in the Staff’s Comment No. 4 to the Registration Statement at page 13 of Amendment No. 1 to the Registration Statement.

Please direct any questions or requests for supplemental information that you have with respect to the foregoing to R. Clyde Parker, Jr. of Winstead PC at (281) 681-5930.

Very truly yours,

FORBES ENERGY SERVICES LTD.

By:	/s/ John E. Crisp
Name:	John E. Crisp
Title:	Chairman of the Board, President and
Chief Executive Officer

Enclosures

cc:	R. Clyde Parker, Jr., Esq.
Winstead PC